As filed with the Securities and Exchange Commission on September 27, 2007
Registration No. 333-146164

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
FORM F-10
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Æterna Zentaris Inc.
(Exact name of registrant as specified in its charter)

Canada (Province or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number, if applicable)	Not Applicable (I.R.S. Employer Identification Number if applicable)

1405, boul. du Parc-Technologique
Quebec City, Quebec
Canada, G1P 4P5
(418) 652-8525
(Address and telephone number of Registrant’s principal executive offices)
Æterna Zentaris, Inc.,
20 Independence Boulevard,
Warren, New Jersey 07059-2731
(908) 626-5428
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Mario Paradis Æterna Zentaris Inc. 1405, boul. du Parc-Technologique Quebec City, Quebec Canada, G1P 4P5 418-652-8525	Andrew G. Bleau, Esq. Ogilvy Renault LLP 1981 McGill College Avenue Montreal, Quebec Canada, H3A 3C1 514-847-4747
Approximate date of commencement of proposed sale of the securities to the public:
From time to time after the effective date of this Registration Statement.
Province of Quebec, Canada
(Principal jurisdiction regulating this offering)

     It is proposed that this filing shall become effective (check appropriate box):

A.	☐	upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).
B.	☒	at some future date (check the appropriate box below).
	1.	☐ pursuant to Rule 467(b) on (date) at (time) (designate a time not sooner than 7 calendar days after filing).
	2.	☐ pursuant to Rule 467(b) on (date) at (time) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on (date).
	3.	☒ pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.
	4.	☐ after the filing of the next amendment to this Form (if preliminary material is being filed).
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. ☒

CALCULATION OF REGISTRATION FEE

Title of each class of	Proposed maximum	Amount of
securities to be registered	aggregate offering price(1)(2)	registration fee
Common Shares(3)
Warrants to Purchase Common Shares(4)
Total	US$90,000,000	US$2,763

(1)	There is being registered under this Registration Statement such indeterminate number of common shares (no par value) and warrants to purchase common shares of the Registrant as shall have an aggregate initial offering price not to exceed US$90,000,000 (or its equivalent in any other currency). The proposed maximum initial offering price per security will be determined, from time to time, by the Registrant in connection with the sale of the securities registered under this Registration Statement.
(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(3)	There is being registered an indeterminate number of common shares (no par value) as from time to time may be issued at indeterminate prices. An indeterminate number of common shares may also be issued upon exercise of warrants to purchase common shares.
(4)	There is being registered an indeterminate number of warrants to purchase common shares as from time to time may be issued at indeterminate prices.
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registration Statement shall become effective as provided in Rule 467 under the Securities Act of 1933 or on such date as the Commission, acting pursuant to Section 8(a) of the Act, may determine.

PART I
INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

I-1

This short form base shelf prospectus has been filed under legislation in all provinces of Canada that permits certain information about these securities to be determined after this short form base shelf prospectus has become final and that permits the omission from this short form base shelf prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

This short form base shelf prospectus constitutes a public offering of securities only in those jurisdictions where such securities may be lawfully offered for sale and therein only by persons permitted to sell such securities and it is an offence to claim otherwise. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar securities regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Æterna Zentaris Inc. either at 20 Independence Boulevard, Warren, New Jersey 07059-2731 or at 1405 du Parc-Technologique Blvd., Quebec City, Quebec, Canada G1P 4P5, Tel. (418) 652-8525, and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Corporate Secretary of Æterna Zentaris at either of the above-mentioned addresses and telephone number and is also available electronically at www.sedar.com.

New Issue	Dated September 27, 2007
SHORT FORM BASE SHELF PROSPECTUS

U.S.$90,000,000

Common Shares
Warrants to Purchase Common Shares

We may from time to time during the 25-month period that this short form base shelf prospectus (the “Prospectus”), including any amendments, remains valid, offer, sell, and issue under this Prospectus up to U.S.$90,000,000 aggregate initial offering price of our common shares (the “Common Shares”) and/or warrants to purchase Common Shares (the “Warrants”, and, together with the Common Shares, the “Securities”). We may offer Securities from time to time in one or more transactions in such amounts and, in the case of the Warrants, with such terms, as we may determine in light of prevailing market conditions at the time of sale. We may sell and issue the Warrants under this Prospectus in one or more series.

The specific variable terms of any offering of Securities will be set out in the applicable supplement to this Prospectus (each, a “Prospectus Supplement”), including, where applicable: (i) in the case of the Common Shares, the number of Common Shares offered, the currency in which the Common Shares will be issued and any other specific terms; and (ii) in the case of the Warrants, the designation, the number of Warrants offered, the currency in which the Warrants will be issued, the number of Common Shares that may be acquired upon exercise of the Warrants, the exercise price, dates and periods of exercise, adjustment procedures and any other specific terms applicable thereto.

A Prospectus Supplement may include specific terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus. All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

We are a foreign private issuer under United States (“U.S.”) securities laws and are permitted, under a multi-jurisdictional disclosure system (“MJDS”) adopted by the U.S., to prepare this Prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the U.S. We have prepared our financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”), and they are subject to Canadian auditing and auditor independence standards. Thus, they may not be comparable to the financial statements of U.S. companies. Information regarding the impact upon our financial statements of significant differences between Canadian and U.S. GAAP is contained in the supplemental notes entitled “Summary of differences between generally accepted accounting principles in Canada and in the United States” included in our Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (“SEC”) on March 23, 2007 and subsequently amended on September 19, 2007 (available electronically at www.sec.gov) and incorporated by reference into this Prospectus. See “Reconciliation to U.S. GAAP”.

Owning the Securities may subject you to tax consequences both in the U.S. and Canada. This Prospectus and any applicable Prospectus Supplement may not describe these tax consequences fully. You should read the tax discussion in this Prospectus and any applicable Prospectus Supplement.

Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are incorporated under the laws of Canada, many of our officers and directors and all of the experts named in this Prospectus are residents of Canada or elsewhere outside of the U.S., and a substantial portion of our assets and the assets of such persons are located outside the U.S. See “Enforceability of Civil Liabilities”.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Investing in the Securities involves risk. See “Risk Factors”.

Our outstanding Common Shares are listed for trading on the Toronto Stock Exchange (“TSX”) under the trading symbol “AEZ” and on the NASDAQ Stock Market (“NASDAQ”) under the trading symbol “AEZS”. There is currently no market through which the Warrants may be sold and purchasers may not be able to resell Warrants purchased under this Prospectus. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants, and the extent of issuer regulation. See the “Risk Factors” section of the applicable Prospectus Supplement.

We may sell Securities to or through underwriters or dealers or directly to investors or through agents. The Prospectus Supplement relating to a particular offering of Securities will identify each person who may be deemed to be an underwriter with respect to such offering and will set forth the terms of the offering of such Securities, including, to the extent applicable, the offering price, the proceeds that we will receive, the underwriting discounts or commissions and any other discounts or concessions to be allowed or reallowed to dealers. The managing underwriter or underwriters with respect to Securities sold to or through underwriters will be named in the related Prospectus Supplement. See “Plan of Distribution”.

You should rely only on the information contained in this Prospectus. We have not authorized anyone to provide you with information different from that contained in this Prospectus. The information contained in this Prospectus is accurate only as of the date of this Prospectus, regardless of the time of delivery of this Prospectus or of any sale of our Securities.

Our registered office is located at 1405 du Parc-Technologique Blvd., Quebec City, Quebec, Canada G1P 4P5.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents have been filed with the various securities commissions or similar securities regulatory authorities in Canada and are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	our Annual Information Form dated March 23, 2007 for the financial year ended December 31, 2006 (which was included as Exhibit 99.1 to our Annual Report on Form 40-F filed with the SEC on March 23, 2007 and subsequently amended on September 19, 2007);

(b)	our audited consolidated balance sheets as at December 31, 2006 and 2005 and our audited consolidated statements of operations, deficit, other capital and cash flows for each of the years in the three-year period ended December 31, 2006, together with the report thereon dated March 2, 2007, except as to Note 24(g) and (h), which is as of September 17, 2007 of our independent auditors PricewaterhouseCoopers LLP as filed with the Canadian securities regulatory authorities on September 19, 2007 (which was included as Exhibit 99.2 to our Annual Report on Form 40-F filed with the SEC on March 23, 2007 and subsequently amended on September 19, 2007);

(c)	our Management’s Discussion and Analysis for the year ended December 31, 2006, dated March 2, 2007 as filed with the Canadian securities regulatory authorities on September 19, 2007 (which was included as Exhibit 99.4 to our Annual Report on Form 40-F filed with the SEC on March 23, 2007 and subsequently amended on September 19, 2007);

(d)	the Management Information Circular dated March 9, 2007 in connection with our annual meeting of shareholders held on May 2, 2007 (which was included as Exhibit 99.5 to our Annual Report on Form 40-F filed with the SEC on March 23, 2007 and subsequently amended on September 19, 2007);

(e)	our unaudited interim consolidated financial statements for the six-month period ended June 30, 2007 (which was furnished to the SEC on Form 6-K on August 16, 2007);

(f)	our Management’s Discussion and Analysis of Financial Conditions and Results of Operations for the six-month period ended June 30, 2007 (which was furnished to the SEC on Form 6-K on August 16, 2007);

(g)	the Material Change Report dated January 8, 2007 announcing that we had effected the distribution in kind to our shareholders of 11,052,996 Subordinate Voting Shares in the capital of Atrium Biotechnologies Inc.

(which has been since renamed Atrium Innovations Inc. (“Atrium”)) (which was furnished to the SEC on Form 6-K on January 24, 2007);

(h)	the Material Change Report dated February 13, 2007 announcing the restatement of our unaudited interim consolidated financial statements for the third quarter and nine-month period ended September 30, 2006 (which was included as Exhibit 1 to a Form 6-K furnished to the SEC on February 14, 2007);

(i)	the Material Change Report dated March 27, 2007 announcing the appointment of David J. Mazzo, Ph.D. as our President and Chief Executive Officer (“CEO”) (which was furnished to the SEC on Form 6-K on March 28, 2007); and

(j)	to the extent permitted by applicable securities law, any other documents which we elect to incorporate by reference into this Prospectus.

Any documents of the type referred to in the preceding paragraph, or similar material, including any annual information form, annual and interim financial statements and related management’s discussion and analysis, material change report (excluding any confidential material change report, if any), business acquisition report and information circular of Æterna Zentaris filed with the various securities commissions or similar securities regulatory authorities in Canada after the date of this Prospectus and prior to the completion or withdrawal of any offering hereunder shall be deemed to be incorporated by reference into this Prospectus.

Information has been incorporated by reference into this Prospectus from documents filed with securities commissions or similar securities regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Æterna Zentaris either at 20 Independence Boulevard, Warren, New Jersey 07059-2731 or at 1405 du Parc-Technologique Blvd., Quebec City, Quebec, Canada G1P 4P5, Tel. (418) 652-8525, or through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) which can be accessed at www.sedar.com. For the purpose of the Province of Québec, this Prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from our Corporate Secretary at either of the above-mentioned addresses and telephone number.

In addition to our continuous disclosure obligations under the securities laws of the provinces of Canada, we are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith we file with or furnish to the SEC reports and other information. Under the MJDS adopted by the U.S., documents and other information that we file with or furnish to the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the U.S. You may read and copy any document that we have filed with the SEC at the SEC’s public reference room at Room 1580, 100 F Street N.E., Washington, D.C., 20549. You may also obtain copies of the same documents from the public reference room of the SEC by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. The SEC’s EDGAR Internet site also contains reports and other information about us and any public documents that we file electronically with the SEC. The EDGAR site can be accessed at www.sec.gov.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

Upon a new annual information form and the related annual audited consolidated financial statements together with the auditors’ report thereon and management’s discussion and analysis related thereto being filed by us with the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual audited consolidated financial statements and all interim financial statements, annual and quarterly management’s discussion and analyses, material change reports and business acquisition reports filed by us prior to the commencement of our financial year in which the new annual information form was filed, no longer shall be deemed to be incorporated by reference into this Prospectus for the purpose of future offers and sales of Securities hereunder.

We have filed with the SEC a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

One or more Prospectus Supplements containing the specific variable terms of an offering of Securities and other information in relation to such Securities will be delivered to purchasers of such Securities together with this Prospectus and shall be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement solely for the purposes of the offering of the Securities covered by any such Prospectus Supplement.

A Prospectus Supplement containing any additional or updated information that we elect to include therein will be delivered with this Prospectus to purchasers of Securities who purchase such Securities after the filing of this Prospectus and shall be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement.

In this Prospectus and in any Prospectus Supplement, unless otherwise indicated, references to “we”, “us”, “our”, “Æterna Zentaris” or the “Company” are to Æterna Zentaris Inc., a Canadian corporation, and its wholly-owned subsidiaries, including Æterna Zentaris GmbH, Æterna Zentaris, Inc. and Echelon Biosciences, Inc. Unless otherwise indicated, all financial information included in and incorporated by reference into this Prospectus and any Prospectus Supplement is determined using Canadian GAAP.

CURRENCY AND EXCHANGE RATES

All references to “dollars”, “U.S.$” or “$” are to U.S. dollars and all references to “Cdn$” are to Canadian dollars. The following table sets out the high and low exchange rates for one U.S. dollar expressed in Canadian dollars, for the period indicated and, the average of such exchange rates, and the exchange rate at the end of such period, in each case, based upon the noon rates as quoted by the Bank of Canada:

	Six Months Ended	Year ended December 31,
	June 30, 2007	2006	2005	2004

High	1.1853	1.1726	1.2704	1.3968
Low	1.0580	1.0990	1.1507	1.1774
Rate at end of period	1.0634	1.1653	1.1659	1.2036
Average rate per period	1.1348	1.1340	1.2116	1.3015

On September 26, 2007, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the noon rate of the Bank of Canada was Cdn$1.0048.

FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated herein by reference contain forward-looking statements concerning the business, operations, financial performance and condition of Æterna Zentaris. When used in this Prospectus, words such as may, will, should, could, expects, plans, seeks, anticipates, intends, believes, estimates, predicts, potential or continue or the negative of these terms and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond our control. Such risks include but are not limited to:

•	the fact that investments in biopharmaceutical companies are generally considered to be speculative;

•	we may never achieve or maintain operating profitability;

•	we may never receive the required regulatory approvals to market certain of our product candidates;

•	our clinical trials may not yield results which will enable us to obtain regulatory approval for our products;

•	our trials could be delayed or otherwise adversely affected by difficulties enrolling patients in our clinical trials;

•	possible setbacks in any phase of the clinical development of our product candidates;

•	the impact of the strict and ongoing government regulation to which our product candidates are subject and future changes in such regulatory environment;

•	we may not be able to generate significant revenues if our products do not gain market acceptance;

•	failure to achieve our projected development goals in the time-frames we announce and expect;

•	the impact of any failure on our part to obtain acceptable prices or adequate reimbursement for our products on our ability to generate revenues;

•	competition in our targeted markets;

•	we may not obtain adequate protection for our products through our intellectual property;

•	we may infringe the intellectual property rights of others;

•	we may incur liabilities from our involvement in any patent litigation;

•	we may not obtain trademark registrations in connection with our product candidates;

•	we may require significant additional financing, and we may not have access to sufficient capital;

•	we may not be able to make adequate arrangements with third parties for the purpose of commercializing our product candidates;

•	the fact that our arrangements with strategic partners may not provide us with the benefits we expect and may expose us to a number of risks;

•	the failure to perform satisfactorily by third parties on which we rely to conduct, supervise and monitor our clinical trials;

•	our ability to retain or attract key personnel;

•	risks related to product liability claims;

•	the impact of legislative actions, new accounting pronouncements and higher insurance costs on our future financial position or results of operations;

•	fluctuations in currency exchange rates;

•	the impact of general economic conditions;

•	stock market volatility; and

•	fluctuations in costs and changes to the competitive environment due to consolidation.

More detailed information about these and other factors is included in this Prospectus under the section entitled “Risk Factors” as well as in other documents incorporated by reference into this Prospectus. Many of these factors are beyond our control. Future events may vary substantially from what we currently foresee. You should not place undue reliance, if any, on such forward-looking statements. Æterna Zentaris disavows and is under no obligation to update or alter such forward-looking statements whether as a result of new information, future events or otherwise, other than as required by applicable securities legislation.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation incorporated under and governed by the Canada Business Corporations Act. Many of our officers and directors, and all of the experts named in this Prospectus, are Canadian residents, and a substantial portion of our assets and the assets of such persons are located outside the U.S. As a result, it may be difficult for investors in the U.S. to effect service of process within the U.S. upon such directors, officers and representatives of experts who are not residents of the U.S. or to enforce against them judgments of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities laws of any state within the U.S. We have been advised by our legal counsel, Ogilvy Renault LLP, that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the U.S. court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Ogilvy Renault LLP, however, that there is substantial doubt as to whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

We filed with the SEC, concurrently with our registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed Æterna Zentaris, Inc., our wholly-owned subsidiary and a Delaware corporation, as our agent for service of process in the U.S. in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of Securities under this Prospectus.

OUR BUSINESS

We are a global biopharmaceutical company focused on endocrine therapy and oncology with expertise in drug discovery, development and commercialization, primarily targeting the North American and European markets.

Our Company was incorporated on September 12, 1990 under the laws of Canada. Our registered office is located at 1405 du Parc-Technologique Blvd., Quebec City, Quebec, Canada G1P 4P5, our telephone number is (418) 652-8525 and our website is www.aeternazentaris.com. None of the documents or information found on our website shall be deemed to be included in or incorporated into this Prospectus, unless such document is specifically incorporated herein by reference and enumerated as such under “Documents Incorporated by Reference”.

We recently opened an office in the U.S., located at 20 Independence Boulevard, Warren, New Jersey 07059-2731. We have three wholly-owned subsidiaries, Æterna Zentaris GmbH (“AEZS Germany”), based in Frankfurt, Germany, Æterna Zentaris, Inc., based in Warren, New Jersey in the U.S., and Echelon Biosciences, Inc. (“Echelon”) based in Salt Lake City, Utah in the U.S.

During the last three years, we have advanced our product development pipeline with a focus on our lead product candidates, cetrorelix, ozarelix and perifosine, as well as our targeted earlier-stage programs, as depicted in the chart below:

Our Common Shares are listed for trading on the TSX under the trading symbol “AEZ” and on the NASDAQ under the trading symbol “AEZS”.

Recent Developments

Spin-off of Atrium

During 2006, we made the decision to spin off our subsidiary, Atrium, which specializes in Active Ingredients & Specialty Chemicals, and Health & Nutrition. This spin-off was completed in two steps. First, in October 2006, we sold a partial interest in Atrium (approximately 3.5 million shares) by way of a secondary offering. We subsequently distributed our remaining interest in Atrium (approximately 11 million shares) to our shareholders by way of return of capital on January 2, 2007. Therefore, in the first quarter of 2007, our long-term investment in Atrium was removed from our consolidated balance sheet.

From the formation of Atrium as our subsidiary in 1999 until the distribution of our remaining interest in Atrium on January 2, 2007, Atrium did not declare or pay any dividends to its shareholders. As a result of the disposition of our entire interest in Atrium, we will not have access to liquidity or cash flows generated by Atrium in 2007 and in ensuing years. In addition, our results in 2007 are impacted by the disposition since Atrium’s net earnings are no longer included in our consolidated statement of operations. The net earnings previously generated by Atrium are presented as “Net earnings from discontinued operations” for the comparative years 2006 and 2005 in our consolidated financial statements.

Appointment of Key Executives and Changes to our Board of Directors

On March 27, 2007, we announced the appointment of David J. Mazzo, Ph.D. as our new President and CEO. Prior to joining Æterna Zentaris, Dr. Mazzo spent more than 20 years in the pharmaceutical industry, and he previously served as President and CEO of Chugai Pharma USA from April 2003 until March 2007. He also held positions of increasing responsibility with Merck, Baxter, Rhône-Poulenc Rorer, Hoechst Marion Roussel and Schering-Plough. Dr. Mazzo holds a B.A. in Honors (Interdisciplinary Humanities) and a B.S. in Chemistry from Villanova University, as well as an M.S. in Chemistry and a Ph.D. in Analytical Chemistry from the University of Massachusetts (Amherst). He further complemented his American education as a Research Fellow at the Ecole Polytechnique Fédérale de Lausanne, Switzerland.

Shortly after the appointment of Dr. Mazzo, we established an office in Warren, New Jersey in the U.S.

On May 7, 2007, we announced the filling of two key management positions with the appointment of Ellen McDonald, M.B.A., as Senior Vice President, Business Operations and Chief Business Officer, and Nicholas J. Pelliccione, Ph.D., as Senior Vice President, Regulatory Affairs and Quality Assurance.

On August 14, 2007, we announced the appointments of Jürgen Ernst as Chairman of our Board of Directors and David J. Mazzo, Ph.D., our President and CEO, to our Board of Directors. Mr. Ernst had served as our Vice Chairman since November 2005 and has 35 years of pharmaceutical industry experience, specifically corporate development and pharmaceutical product marketing expertise. He succeeds our founder, Eric Dupont, Ph.D., who served as our Executive Chairman since January 2003 and who stepped down from the Board of Directors on the same day.

On August 16, 2007, we completed the formation of our new management team with the announcement of Paul Blake, M.D. as Senior Vice President and Chief Medical Officer.

Our executive management team is now comprised of the following members:

•	David J. Mazzo, Ph.D., President and CEO;

•	Paul Blake, M.D., Senior Vice President and Chief Medical Officer;

•	Jürgen Engel, Ph.D., Executive Vice President and Chief Scientific Officer;

•	Ellen McDonald, M.B.A., Senior Vice President, Business Operations and Chief Business Officer;

•	Mario Paradis, C.A., Senior Vice President, Administrative and Legal Affairs, and Corporate Secretary;

•	Nicholas J. Pelliccione, Ph.D., Senior Vice President, Regulatory Affairs and Quality Assurance; and

•	Dennis Turpin, C.A., Senior Vice President and Chief Financial Officer.

Pipeline Developments

•	Cetrorelix: Patient dosing commenced with our flagship product candidate, cetrorelix, our lead luteinizing hormone-releasing hormone (“LHRH”) antagonist compound, in the first of three expected clinical trials of an extensive Phase 3 program in benign prostatic hyperplasia (“BPH”) that will enroll a total of approximately 1,500 patients. This first trial is expected to enroll approximately 600 patients and will primarily be conducted in the U.S. and Canada. Our partner Shionogi & Co (“Shionogi”) is currently conducting a 300-patient Phase 2b trial with cetrorelix for the treatment of BPH in Japan.

Additionally, we announced the termination of the License and Cooperation Agreement for cetrorelix for all remaining indications, including endometriosis, with Solvay Pharmaceuticals (“Solvay”). We regained exclusive worldwide ex-Japan rights for cetrorelix in all indications, without any financial compensation payable to Solvay. Cetrorelix was not a priority for Solvay as it shifted its focus to newly defined therapeutic areas as a result of the acquisition of Fournier Pharma, which was announced in March 2005. We now have full rights ex-Japan to cetrorelix and are in the process of conducting an updated, comprehensive strategic analysis to determine how best to proceed with the development for the endometriosis indication. We anticipate announcing the outcome of this strategic analysis in the fall of 2007.

•	Ozarelix: Our partner, Spectrum Pharmaceuticals (“Spectrum”), presented an abstract outlining detailed Phase 2 BPH results for ozarelix, our fourth-generation LHRH/GnRH antagonist. Results indicated that ozarelix was well tolerated and demonstrated statistically significant as well as clinically meaningful efficacy in the treatment of lower urinary tract symptoms (“LUTS”) secondary to BPH. Results also showed no statistically significant impact on quality of life or erectile function. The abstract was presented at the American Urological Association (AUA) Annual Meeting in May 2007. In January 2007, a Phase 2b study in the BPH indication was initiated in the U.S. and Canada by our partner, Spectrum. Furthermore, Spectrum completed enrollment for this Phase 2b trial in BPH in June 2007.

•	Perifosine: At the American Society of Clinical Oncology’s (ASCO) Annual Meeting, our partner, Keryx Biopharmaceuticals (“Keryx”) presented a poster outlining Phase 1 and Phase 2 results for perifosine, our oral anti-cancer signal transduction inhibitor compound, for the treatment of patients with advanced sarcoma. Results of the Phase 1 and Phase 2 studies of perifosine showed an overall clinical benefit rate (CBR) of 52%, which compares favorably with the activity of mTOR inhibitors. Our partner Keryx is conducting multiple Phase 1 and 2 clinical trials in monotherapy as well as in combination with chemotherapy and biologics for multiple cancers.

•	AEZS-108: Detailed, Phase 1 results for our targeted cytotoxic LHRH analog, AEZS-108, were reported in female patients with cancers expressing LHRH at the ASCO Annual Meeting. Evidence of anti-tumor activity was found at 160 mg/m2 or 267 mg/m2 doses of AEZS-108, where 7 of 13 patients showed signs of tumor response, including 3 patients with complete or partial responses.

•	AEZS-112: This is a novel small molecule, anti-cancer drug in development involving two mechanisms of action: tubulin and topoisomerase II inhibition. On January 8, 2007, we announced the initiation of a Phase 1 trial for AEZS-112 in patients with solid tumors and lymphoma.

Our Business Strategy

Our strategy is to aggressively advance our product development pipeline with a focus on our lead product candidates and value drivers: cetrorelix, ozarelix and perifosine, as well as our targeted earlier-stage programs that we believe to have high potential. With the collective experience of our new management team in place and our expertise in drug discovery, pharmaceutical development and commercialization, we believe we are well positioned to execute our strategy. Furthermore, as a priority, we believe in the potential of our LHRH antagonist platform and our signal transduction inhibitor therapeutic approach.

Our foremost priority and lead product candidate is cetrorelix in the BPH indication. Based on various third-party sources, the prevalence of BPH in 2007 in the U.S. is estimated to be 21.5 million individuals as defined by International Prostate Symptom Score (IPSS) >7. Additionally, it is estimated that approximately 6 million men will be treated in the U.S. for LUTS associated with BPH. The prevalence of BPH in the U.S. is expected to increase to 26.8 million in 2020, and the LUTS treated population to approximately 7.5 million men. We intend to continue to aggressively advance cetrorelix Phase 3 program with the objective of filing a New Drug Application (NDA). We also have the intent to file in Europe a Marketing Authorization Application (MAA).

In addition, we intend to further advance ozarelix in the BPH indication with the collaboration of our partner Spectrum. Spectrum announced earlier this year that it is their intention, dependent upon successful discussions with the United States Food and Drug Administration (“FDA”), to initiate a Phase 3 development program in BPH by the end of 2007 or in early 2008.

With respect to perifosine, we, along with our partner, Keryx, intend to continue development in multiple Phase 1 and 2 trials in oncology. Our goal is to initiate one Phase 3 trial by the end of 2007 or early 2008 in collaboration with Keryx, depending on the positive outcome of selected Phase 2 trials ongoing and successful discussions with the FDA.

We intend to further advance our earlier-stage product candidates with what we believe to be high potential during the year, including AEZS-108 and AEZS-112. With respect to AEZS-108, we intend to initiate a Phase 2 trial in endometrial and ovarian cancers before the end of 2007. Regarding AEZS-112, we plan to announce interim Phase 1 data before the end of the year as well.

Additionally, we have a drug discovery unit which includes high throughput screening systems and a library of nearly 120,000 compounds. We also have several pre-clinical programs underway with targeted potential development candidates. Among the targets that we expect to propose for clinical development in the coming years are: Ghrelin receptor ligands, PI3K/Erk inhibitors, AEZS-115 LHRH Peptidomimetics and AEZS-127 (erucylphosphocholine).

Furthermore, we intend to continue marketing Cetrotide® (cetrorelix) in more than 80 countries, in collaboration with our partner, Merck Serono, on a world-wide ex-Japan basis, and with Shionogi in Japan.

We are currently in a phase in which our products and product candidates are being further developed or marketed jointly with strategic partners. We expect we will continue to develop strategic partnerships in the future as we move to realize our vision of becoming a fully integrated specialty biopharmaceutical company.

RISK FACTORS

The purchase of Securities offered under this Prospectus involves risks which prospective purchasers should take into consideration when making a decision to purchase such Securities. Investors should carefully consider the risks described below, together with all of the other information included in this Prospectus and the documents incorporated by reference into this Prospectus, before making an investment decision. Certain of these risk factors have been disclosed in our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the financial year ended December 31, 2006 under the heading “Risks Factors and Uncertainties”, which document is incorporated by reference into this Prospectus. This discussion of risk factors will be updated from time to time in our subsequent filings with the Canadian securities regulatory authorities, including in subsequent annual and quarterly management’s discussion and analysis and annual information forms. If any of the following risks actually occurs or materializes, our business, financial condition or results of operations could be adversely affected, even materially adversely affected. In such an event, the trading price of our Securities could decline and you may lose part or all of your investment. Any reference in this section to our “products” includes a reference to our product candidates and future products we may develop.

Risks Related to Us and Our Business

Investments in biopharmaceutical companies are generally considered to be speculative.

The prospects for companies operating in the biopharmaceutical industry may generally be considered to be uncertain, given the very nature of the industry and, accordingly, investments in biopharmaceutical companies should be considered to be speculative.

We have a history of operating losses and we may never achieve or maintain operating profitability.

Our product candidates remain at the development stage and we have incurred substantial expenses in our efforts to develop products. Consequently, we have incurred recurrent operating losses and, as of June 30, 2007, we had an accumulated deficit of approximately $20.7 million. Our operating losses have adversely impacted, and will continue to adversely impact, our working capital, total assets and shareholders’ equity. We do not expect to reach operating profitability in the immediate future, and our expenses are likely to increase as we continue to expand our research and development (“R&D”) and clinical study programs and our sales and marketing activities and seek regulatory approval for our product candidates. Even if we succeed in developing new commercial products, we expect to incur additional operating losses for at least the next several years. If we do not ultimately generate sufficient revenue from commercialized products and achieve or maintain operating profitability, an investment in our Securities could result in a significant or total loss.

We do not have the required regulatory approvals to market certain of our product candidates, and we do not know if we will ever receive such approvals.

With the exception of Cetrotide® (cetrorelix) for the treatment of infertility and Impavido® (miltefosine for the treatment of leishmaniasis), none of our product candidates has to date received regulatory approval for its intended commercial sale. We cannot market a pharmaceutical product in any jurisdiction until it has completed rigorous pre-clinical testing and clinical trials and passed such jurisdiction’s extensive regulatory approval process. In general, significant research and development and clinical studies are required to demonstrate the safety and efficacy of our product candidates before we can submit regulatory applications. Preparing, submitting and advancing applications for regulatory approval is complex, expensive and time-consuming and entails significant uncertainty. Even if a product candidate is approved by the FDA, the Canadian Therapeutic Products Directorate or any other regulatory authority, we may not obtain approval for an indication whose market is large enough to recuperate our investment in that product candidate. In addition, there can be no assurance that we will ever obtain all or any required regulatory approvals for any of our product candidates.

We are currently developing our product candidates based on R&D activities, pre-clinical testing and clinical trials conducted to date, and we may not be successful in developing or introducing to the market these or any other new products or technology. If we fail to develop and deploy new products successfully and on a timely basis, we may become non-competitive and unable to recoup the R&D and other expenses we incur to develop and test new products.

Our clinical trials may not yield results which will enable us to obtain regulatory approval for our products, and a setback in any of our clinical trials would likely cause a drop in the price of our Securities.

We will only receive regulatory approval for a product candidate if we can demonstrate in carefully designed and conducted clinical trials that the product candidate is both safe and effective. We do not know whether our pending or any future clinical trials will demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals or will result in marketable products. Unfavorable data from those studies could result in the withdrawal of marketing approval or an extension of the review period. Clinical trials are inherently lengthy, complex, expensive and uncertain processes. It typically takes many years to complete testing, and failure can occur at any stage of testing. Results attained in pre-clinical testing and early clinical studies, or trials, may not be indicative of results that are obtained in later studies.

We may suffer significant setbacks in advanced clinical trials, even after promising results in earlier studies. Based on results at any stage of clinical trials, we may decide to repeat or redesign a trial or discontinue development of one or more of our product candidates. Further, actual results may vary once the final and quality-controlled verification of data and analyses has been completed. If we fail to adequately demonstrate the safety and efficacy of our products under development, we will not be able to obtain the required regulatory approvals to commercialize our product candidates.

Clinical trials are subject to continuing oversight by governmental regulatory authorities and institutional review boards and:

•	must meet the requirements of these authorities;

•	must meet requirements for informed consent; and

•	must meet requirements for good clinical practices.

We may not be able to comply with these requirements in respect of one or more of our product candidates.

In addition, we rely on third parties, including contract research organizations (“CROs”) and outside consultants, to assist us in managing and monitoring clinical trials. Our reliance on these third parties may result in delays in completing, or in failing to complete, these trials if one or more third parties fails to perform with the speed and level of competence we expect.

A failure in the development of any one of our programs or product candidates could have a negative impact on the development of the others. Setbacks in any phase of the clinical development of our product candidates would have an adverse financial impact (including with respect to any agreements and partnerships that may exist between us and other entities), could jeopardize regulatory approval and would likely cause a drop in the price of our Securities.

If we encounter difficulties enrolling patients in our clinical trials, our trials could be delayed or otherwise adversely affected.

Clinical trials for our product candidates require that we or third parties identify and enroll a specific number of patients. We or such third parties may not be able to enroll a sufficient number of patients to complete our clinical trials in a timely manner. Patient enrollment is a function of many factors including:

•	design of the protocol;

•	the size of the patient population;

•	eligibility criteria for the study in question;

•	perceived risks and benefits of the drug under study;

•	availability of competing therapies already approved;

•	number of competing clinical trials ongoing in the same indication;

•	efforts to facilitate timely enrollment in clinical trials;

•	patient referral practices of physicians; and

•	availability of clinical trial sites.

If we or any third party have difficulty enrolling a sufficient number of patients to conduct our clinical trials as planned, we may need to delay or terminate ongoing clinical trials.

Even if we obtain regulatory approvals for our product candidates, we will be subject to stringent ongoing government regulation.

Even if regulatory authorities approve any of our product candidates, the manufacture, marketing and sale of such products will be subject to strict and ongoing regulation. Compliance with such regulation will be expensive and consume substantial financial and management resources. For example, an approval for a product may be conditioned on our conducting costly post-marketing follow-up studies. In addition, if based on these studies, a regulatory authority does not believe that the product demonstrates a benefit to patients, such authority could limit the indications for which the product may be sold or revoke the product’s regulatory approval.

We, and our contract manufacturers, will be required to comply with applicable current Good Manufacturing Practice (cGMP) regulations for the manufacture of our products. These regulations include requirements relating to quality assurance, as well as the corresponding maintenance of rigorous records and documentation. Manufacturing facilities must be approved before we can use them in the commercial manufacturing of our products and are subject to subsequent periodic inspection by regulatory authorities. In addition, material changes in the methods of manufacturing or changes in the suppliers of raw materials are subject to further regulatory review and approval.

If we, or any future marketing collaborators or contract manufacturers, fail to comply with applicable regulatory requirements, we may be subject to sanctions including fines, product recalls or seizures, injunctions, total or partial suspension of production, civil penalties, withdrawals of previously granted regulatory approvals, import or export bans or restrictions, and criminal prosecution. Any of these penalties could delay or prevent the promotion, marketing or sale of our products.

If our products do not gain market acceptance, we may be unable to generate significant revenues.

Even if our products are approved for commercialization, they may not be successful in the marketplace. Market acceptance of any of our products will depend on a number of factors including, but not limited to:

•	demonstration of clinical efficacy and safety;

•	the advantages and disadvantages of our products relative to current or alternative treatments;

•	the availability of acceptable pricing and adequate third-party reimbursement; and

•	the effectiveness of marketing and distribution methods for the products.

If our products do not gain market acceptance among physicians, patients, healthcare payers and others in the medical community which may not accept or utilize our products, our ability to generate significant revenues from our products would be limited and our financial conditions will be materially adversely affected. In addition, if we fail to further penetrate our core markets and existing geographic markets or successfully expand our business into new markets, the growth in sales of our products, along with our operating results, could be negatively impacted. Our ability to further penetrate our core markets and existing geographic markets in which we compete or to successfully expand our business into additional countries in Europe, Asia or elsewhere is subject to numerous factors, many of which are beyond our control. Our products, if successfully developed, may compete with a number of drugs and therapies currently manufactured and marketed by major pharmaceutical and other biotechnology companies. Our products may also compete with new products currently under development by others or with products which may be less expensive than our products. We cannot assure that our efforts to increase market penetration in our core markets and existing geographic markets will be successful. Our failure to do so could have an adverse effect on our operating results and would likely cause a drop in the price of our Securities.

We may not achieve our projected development goals in the time-frames we announce and expect.

We set goals and make public statements regarding timing of the accomplishment of objectives material to our success, such as the commencement, enrollment and completion of clinical trials, anticipated regulatory submission and approval dates and time of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in our clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing or marketing arrangements sufficient to commercialize our products. There can be no assurance that our clinical trials will be completed, that we will make regulatory submissions or receive regulatory approvals as planned or that we will be able to adhere to our current schedule for the launch of any of our products. If we fail to achieve one or more of these milestones as planned, the price of the Securities would likely decline.

If we fail to obtain acceptable prices or adequate reimbursement for our products, our ability to generate revenues will be diminished.

The ability for us and/or our partners to successfully commercialize our products will depend significantly on our ability to obtain acceptable prices and the availability of reimbursement to the patient from third-party payers, such as government and private insurance plans. These third-party payers frequently require companies to provide predetermined discounts from list prices, and they are increasingly challenging the prices charged for pharmaceuticals and other medical products. Our products may not be considered cost-effective, and reimbursement to the patient may not be available or sufficient to allow us or our partners to sell our products on a competitive basis. It may not be possible to negotiate favorable reimbursement rates for our products.

In addition, the continuing efforts of third-party payers to contain or reduce the costs of healthcare through various means may limit our commercial opportunity and reduce any associated revenue and profits. We expect proposals to implement similar government control to continue. In addition, increasing emphasis on managed care will continue to put pressure on the pricing of pharmaceutical and biopharmaceutical products. Cost control initiatives could decrease the price that we or any current or potential collaborators could receive for any of our products and could adversely affect our profitability. In addition, in the U.S., in Canada and in many other countries, pricing and/or profitability of some or all prescription pharmaceuticals and biopharmaceuticals are subject to government control.

If we fail to obtain acceptable prices or an adequate level of reimbursement for our products, the sales of our products would be adversely affected or there may be no commercially viable market for our products.

Competition in our targeted markets is intense, and development by other companies could render our products or technologies non-competitive.

The biomedical field is highly competitive. New products developed by other companies in the industry could render our products or technologies non-competitive. Competitors are developing and testing products and technologies that would compete with the products that we are developing. Some of these products may be more effective or have an entirely different approach or means of accomplishing the desired effect than our products. We expect competition from biopharmaceutical and pharmaceutical companies and academic research institutions to increase over time. Many of our competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing and human resources than we do. Our competitors may succeed in developing products earlier and in obtaining regulatory approvals and patent protection for such products more rapidly than we can or at a lower price.

We may not obtain adequate protection for our products through our intellectual property.

We rely heavily on our proprietary information in developing and manufacturing our product candidates. Our success depends, in large part, on our ability to protect our competitive position through patents, trade secrets, trademarks and other intellectual property rights. The patent positions of pharmaceutical and biopharmaceutical firms, including Æterna Zentaris, are uncertain and involve complex questions of law and fact for which important legal issues remain unresolved. The patents issued or to be issued to us may not provide us with any competitive advantage. Our patents may be challenged by third parties in patent litigation, which is becoming widespread in the biopharmaceutical industry. In addition, it is possible that third parties with products that are very similar to ours will circumvent our patents by means of alternate designs or processes. We may have to rely on method of use protection for our compounds in development and any resulting products, which may not confer the same protection as compounds per se. We may be required to disclaim part of the term of certain patents. There may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim. There also may be prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim, which may, nonetheless ultimately be found to affect the validity or enforceability of a claim. No assurance can be given that our patents would, if challenged, be held by a court to be valid or enforceable or that a competitor’s technology or product would be found by a court to infringe our patents. Applications for patents and trademarks in Canada, the U.S. and in foreign markets have been filed and are being actively pursued by us. Pending patent applications may not result in the issuance of patents, and we may not develop additional proprietary products which are patentable.

Patent applications relating to or affecting our business have been filed by a number of pharmaceutical and biopharmaceutical companies and academic institutions. A number of the technologies in these applications or patents may conflict with our technologies, patents or patent applications, and such conflict could reduce the scope of patent protection which we could otherwise obtain. We could become involved in interference proceedings in the U.S. in connection with one or more of our patents or patent applications to determine priority of invention. Our granted patents could also be challenged and revoked in opposition proceedings in certain countries outside the U.S.

In addition to patents, we rely on trade secrets and proprietary know-how to protect our intellectual property. We generally require our employees, consultants, outside scientific collaborators and sponsored researchers and other advisors to enter into confidentiality agreements. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of our employees, the agreements provide that all of the technology which is conceived by the individual during the course of employment is our exclusive property. These agreements may not provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of our proprietary information. In addition, it is possible that third parties could independently develop proprietary information and techniques substantially similar to ours or otherwise gain access to our trade secrets.

We currently have the right to use certain technology under license agreements with third parties. Our failure to comply with the requirements of material license agreements could result in the termination of such agreements, which could cause us to terminate the related development program and cause a complete loss of our investment in that program.

As a result of the foregoing factors, we may not be able to rely on our intellectual property to protect our products in the marketplace.

We may infringe the intellectual property rights of others.

Our commercial success depends significantly on our ability to operate without infringing the patents and other intellectual property rights of third parties. There could be issued patents of which we are not aware that our products infringe or patents, that we believe we do not infringe, but that we may ultimately be found to infringe. Moreover, patent applications are in some cases maintained in secrecy until patents are issued. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications were filed. Because patents can take many years to issue, there may be currently pending applications of which we are unaware that may later result in issued patents that our products infringe. For example, pending applications may exist that provide support or can be amended to provide support for a claim that results in an issued patent that our product infringes.

The biopharmaceutical industry has produced a proliferation of patents, and it is not always clear to industry participants, including us, which patents cover various types of products. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. In the event of infringement or violation of another party’s patent, we may not be able to enter into licensing arrangements or make other arrangements at a reasonable cost. Any inability to secure licenses or alternative technology could result in delays in the introduction of our products or lead to prohibition of the manufacture or sale of products by us or our partners and collaborators.

Patent litigation is costly and time consuming and may subject us to liabilities.

Our involvement in any patent litigation, interference, opposition or other administrative proceedings will likely cause us to incur substantial expenses, and the efforts of our technical and management personnel will be significantly diverted. In addition, an adverse determination in litigation could subject us to significant liabilities.

We may not obtain trademark registrations.

The Company has filed applications for trademark registrations in connection with our product candidates in various jurisdictions, including the U.S. We intend to file further applications for other possible trademarks for our product candidates. No assurance can be given that any of our trademarks will be registered in the U.S. or elsewhere or that the use of any trademark will confer a competitive advantage in the marketplace. Furthermore, even if we are successful in our trademark registrations, the FDA and regulatory authorities in other countries have their own process for drug nomenclature and their own views concerning appropriate proprietary names. The FDA and other regulatory authorities also have the power, even after granting market approval, to request a company to reconsider the name for a product because of evidence of confusion in the marketplace. No assurance can be given that the FDA or any other regulatory authority will approve of any of our trademarks or will not request reconsideration of one of our trademarks at some time in the future. The loss of any of our current trademarks could negatively affect the success of the product candidate to which it relates.

We may require significant additional financing, and we may not have access to sufficient capital.

We may require additional capital to pursue planned clinical trials, regulatory approvals, as well as further R&D and marketing efforts for our product candidates and potential products. Except as expressly described in this Prospectus and the documents incorporated by reference herein, we do not anticipate generating significant revenues from operations in the near future, and we have no other committed sources of capital.

We may attempt to raise additional funds through public or private financings, collaborations with other pharmaceutical companies or financing from other sources. Additional funding may not be available on terms which are acceptable to us. If adequate funding is not available on reasonable terms, we may need to delay, reduce or eliminate one or more of our product development programs or obtain funds on terms less favorable than we would otherwise accept. To the extent that additional capital is raised through the sale of equity securities or securities convertible into or exchangeable for equity securities, the issuance of those securities could result in dilution to our shareholders. Moreover, the incurrence of debt financing could result in a substantial portion of our future operating cash flow, if any, being dedicated to the payment of principal and interest on such indebtedness and could impose restrictions on our operations. This could render us more vulnerable to competitive pressures and economic downturns.

We anticipate that our existing working capital, including the proceeds from the sale of Securities and anticipated revenues, will be sufficient to fund our development programs, clinical trials and other operating expenses for the foreseeable future. However, our future capital requirements are substantial and may increase beyond our current expectations depending on many factors including:

•	the duration and results of our clinical trials for cetrorelix, ozarelix and perifosine, as well as other product candidates going forward;

•	unexpected delays or developments in seeking regulatory approvals;

•	the time and cost in preparing, filing, prosecuting, maintaining and enforcing patent claims;

•	other unexpected developments encountered in implementing our business development and commercialization strategies;

•	the outcome of litigation, if any; and

•	further arrangements, if any, with collaborators.

Our revenues and expenses may fluctuate significantly, and any failure to meet financial expectations may disappoint securities analysts or investors and result in a decline in the price of the Securities.

We have a history of operating losses. Our revenues and expenses have fluctuated in the past and are likely to do so in the future. These fluctuations could cause our share price to decline. Some of the factors that could cause our revenues and expenses to fluctuate include but are not limited to:

•	the inability to complete product development in a timely manner that results in a failure or delay in receiving the required regulatory approvals to commercialize our product candidates;

•	the timing of regulatory submissions and approvals;

•	the timing and willingness of any current or future collaborators to invest the resources necessary to commercialize our product candidates;

•	the revenue available from royalties derived from our strategic partners;

•	licensing fees revenues;

•	tax credits and grants (R&D);

•	the outcome of litigation, if any;

•	changes in foreign currency fluctuations;

•	the timing of achievement and the receipt of milestone payments from current or future collaborators; and

•	failure to enter into new or the expiration or termination of current agreements with collaborators.

Due to fluctuations in our revenues and expenses, we believe that period-to-period comparisons of our results of operations are not indicative of our future performance. It is possible that in some future quarter or quarters, our revenues and expenses will be above or below the expectations of securities analysts or investors. In this case, the price of the Securities could fluctuate significantly or decline.

We may invest or spend the proceeds of an offering in ways with which investors may not agree and in ways that may not earn a profit.

Our management team will have broad discretion concerning the use of the proceeds of this offering as well as the timing of their expenditure. As a result, investors will be relying on the judgement of management for the application of the proceeds of any offering of Securities under this Prospectus. We intend to use the proceeds from any offering primarily for general corporate purposes, which may include, but are not limited to, our current clinical development programs. Investors may not agree with the ways we decide to use these proceeds, and our use of the proceeds may not yield any results or profits.

We will not be able to successfully commercialize our product candidates if we are unable to make adequate arrangements with third parties for such purposes.

We currently have a lean sales and marketing staff. In order to commercialize our product candidates successfully, we need to make arrangements with third parties to perform some or all of these services in certain territories.

We contract with third parties for the sales and marketing of our products. Our revenues will depend upon the efforts of these third parties, whose efforts may not be successful. If we fail to establish successful marketing and sales capabilities or to make arrangements with third parties for such purposes, our business, financial condition and results of operations will be materially adversely affected.

If we had to resort to developing a sales force internally, the cost of establishing and maintaining a sales force would be substantial and may exceed its cost effectiveness. In addition, in marketing our products, we would likely compete with many companies that currently have extensive and well-funded marketing and sales operations. Despite our marketing and sales efforts, we may be unable to compete successfully against these companies.

We are currently dependent on strategic partners and may enter into future collaborations for the research, development and commercialization of our product candidates. Our arrangements with these strategic partners may not provide us with the benefits we expect and may expose us to a number of risks.

We are dependent on, and rely upon, strategic partners to perform various functions related to our business, including, but not limited to, the research, development and commercialization of some of our product candidates. Our reliance on these relationships poses a number of risks.

We may not realize the contemplated benefits of such agreements nor can we be certain that any of these parties will fulfill their obligations in a manner which maximizes our revenue. These arrangements may also require us to transfer certain material rights or issue our equity securities to corporate partners, licensees and others. Any license or sublicense of our commercial rights may reduce our product revenue.

These agreements also create certain risks. The occurrence of any of the following or other events may delay product development or impair commercialization of our products:

•	not all of our strategic partners are contractually prohibited from developing or commercializing, either alone or with others, products and services that are similar to or competitive with our product candidates, and, with respect to our strategic partnership agreements that do contain such contractual prohibitions or restrictions, prohibitions or restrictions do not always apply to our partners’ affiliates and they may elect to pursue the development of any additional product candidates and pursue technologies or products either on their own or in collaboration with other parties, including our competitors, whose technologies or products may be competitive with ours;

•	our strategic partners may under-fund or fail to commit sufficient resources to marketing, distribution or other development of our products;

•	we may not be able to renew such agreements;

•	our strategic partners may not properly maintain or defend certain intellectual property rights that may be important to the commercialization of our products;

•	our strategic partners may encounter conflicts of interest, changes in business strategy or other issues which could adversely affect their willingness or ability to fulfill their obligations to us (for example, pharmaceutical companies historically have re-evaluated their priorities following mergers and consolidations, which have been common in recent years in this industry);

•	delays in, or failures to achieve, scale-up to commercial quantities, or changes to current raw material suppliers or product manufacturers (whether the change is attributable to us or the supplier or manufacturer) could delay clinical studies, regulatory submissions and commercialization of our product candidates; and

•	disputes may arise between us and our strategic partners that could result in the delay or termination of the development or commercialization of our product candidates, resulting in litigation or arbitration that could be time-consuming and expensive, or causing our strategic partners to act in their own self-interest and not in our interest or those of our shareholders or other stakeholders.

In addition, our strategic partners can terminate our agreements with them for a number of reasons based on the terms of the individual agreements that we have entered into with them. If one or more of these agreements were to be terminated, we would be required to devote additional resources to developing and commercializing our product candidates, seek a new partner or abandon this product candidate which would likely cause a drop in the price of our Securities.

Some of our more important strategic partnership agreements include:

In relation to cetrorelix, we have entered into agreements with:

•	Merck Serono (formerly Serono), which holds an exclusive worldwide license (ex-Japan) to commercialize Cetrotide® (cetrorelix in the indication of in vitro fertilization). This agreement provides the Company, among other things, with manufacturing income, royalties on worldwide (ex-Japan) net sales as well as fixed annual lump-sum payments until 2010. After 2010, these fixed annual lump-sum payments will become high double-digit royalties on the net worldwide (ex-Japan) sales of Cetrotide® (cetrorelix);

•	Nippon Kayaku Co. Ltd. of Japan, (“Nippon Kayaku”) which has the right to manufacture, and Shionogi of Japan has the right to commercialize, Cetrotide® (cetrorelix) in Japan. We also granted Shionogi the exclusive rights to develop and commercialize Cetrotide® (cetrorelix) for human use in Japan, including the BPH indication.

In relation to ozarelix, we have entered into agreements with:

•	Spectrum Pharmaceuticals Inc., Irvine CA, USA, with which, on August 12, 2004, we entered into a licensing and collaboration agreement for our LHRH antagonist, ozarelix. Under the terms of the agreement, we granted Spectrum an exclusive license to develop and commercialize ozarelix for all potential indications in North America (including Canada and Mexico) and India. We have access to data, free-of-charge, and are eligible to receive payments upon achievement of development and regulatory milestones, in addition to royalties (scale-up royalties from high single to low double-digit) on potential net sales. Spectrum is entitled to receive fifty percent of the upfront, milestone payments and royalties received from Nippon Kayaku relating to Japan territory; and

•	Nippon Kayaku, with which we entered into a licensing and collaboration agreement on July 26, 2006. Under the terms of the agreement, we granted Nippon Kayaku an exclusive license to develop and market ozarelix for all potential oncological indications in Japan. In return, we received an upfront payment upon signature and we are eligible to receive payments upon achievement of certain development and regulatory milestones, in addition to low double-digit royalties on potential net sales.

In relation to perifosine, we have entered into an agreement with:

•	Keryx Biopharmaceuticals, New York, USA: Following its acquisition of AOI Pharma, Inc., New York, USA in January 2004, Keryx has taken over the license and co-operation agreement signed with AOI Pharma, Inc. and will undertake, at its own cost, all clinical activities necessary to obtain regulatory and marketing approvals of perifosine for all uses in the U.S., Canada and Mexico. The agreement provides, among other things, availability of data generated by all parties free-of-charge, milestones and scale-up royalties (from high single to low double-digit) on future net sales in the U.S., Canada and Mexico.

In relation to AEZS-130 (growth hormone secretagogue), we have entered into an agreement with:

•	Ardana Biosciences, Limited, (“Ardana”) Edinburgh, United Kingdom: In 2002, Ardana was granted an exclusive worldwide license to develop and commercialize the growth hormone secretagogue AEZS-130. Ardana undertakes, at its own cost, all activities necessary to obtain regulatory and marketing approvals for the substance. Furthermore, the agreement provides, among other things, milestone payments as well as low double-digit royalties on future net worldwide sales of AEZS-130.

In relation to Impavido® (miltefosine), we have entered into distribution agreements with:

•	German Remedies, in India and Bangladesh. Impavido® is also partnered with Roche for distribution in Brazil and Nimrall in Pakistan and Afghanistan. An agreement was signed for South America ex-Brazil with the company Tecnofarma. An agreement was signed for Iran with the company B.A. Shiraz and for Iraq with the company Pioneer Pharmaceuticals. In Germany, distribution of the registered product will be effected by our partner Paesel + Lorei. Cooperation with Action Medeor, a German drug aid organization, ensures availability of Impavido® to Non-Governmental Organizations worldwide for public use. More partnerships are currently under negotiations to ensure an expeditious registration and marketing of this innovative product.

Additional detailed information on our research and collaboration agreements is available in Note 24 of our annual audited consolidated financial statements as of and for the year ended December 31, 2006, as filed with the Canadian securities regulatory authorities on September 19, 2007 (included as Exhibit 99.2 to our Annual Report on Form 40-F filed with the SEC on March 23, 2007 and subsequently amended on September 19, 2007).

We have also entered into a variety of collaborative licensing agreements with various universities and institutes under which we are obligated to support some of the research expenses incurred by the university laboratories and pay royalties on future sales of the products. In turn, we have retained exclusive rights for the worldwide exploitation of results generated during the collaborations.

In particular, we have entered into an agreement with Tulane University (“Tulane”), which provides for the payment by the Company of single-digit royalties on future worldwide net sales for all indications, except in the BPH indication, where it provides the payment of low single-digit royalties. Tulane is also entitled to receive a low double-digit royalty on any lump sum, periodic or other cash payments received by the Company from sub-licensees.

We rely on third parties to conduct, supervise and monitor our clinical trials, and those third parties may not perform satisfactorily.

We rely on third parties such as CROs, medical institutions and clinical investigators to enroll qualified patients and conduct, supervise and monitor our clinical trials. Our reliance on these third parties for clinical development activities reduces our control over these activities. Our reliance on these third parties, however, does not relieve us of our regulatory responsibilities, including ensuring that our clinical trials are conducted in accordance with Good Clinical Practice guidelines and the investigational plan and protocols contained in an Investigational New Drug application (IND), or comparable foreign submission. Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. In addition, they may not complete activities on schedule, or may not conduct our pre-clinical studies or clinical trials in accordance with regulatory requirements or our trial design. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, our efforts to obtain regulatory approvals for, and commercialize, our product candidates may be delayed or prevented.

In carrying out our operations, we are dependent on a stable and consistent supply of ingredients and raw materials.

There can be no assurance that we, our contract manufacturers, or partners, will be able, in the future, to continue to purchase products from our current suppliers or any other supplier on terms similar to current terms or at all. An interruption in the availability of certain raw materials or ingredients, or significant increases in the prices paid by us for them, could have a material adverse effect on our business, financial condition, liquidity and operating results.

We are subject to intense competition for our skilled personnel, and the loss of key personnel or the inability to attract additional personnel could impair our ability to conduct our operations.

We are highly dependent on our management and our clinical, regulatory and scientific staff, the loss of whose services might adversely impact our ability to achieve our objectives. Recruiting and retaining qualified management and clinical, scientific and regulatory personnel is critical to our success. Competition for skilled personnel is intense, and our ability to attract and retain qualified personnel may be affected by such competition.

All of our senior executives have entered into employment agreements. These agreements are generally for an indeterminate period.

Our strategic partners’ manufacturing capabilities may not be adequate to effectively commercialize our product candidates.

Our manufacturing experience to date with respect to our product candidates consists of producing drug substance for clinical studies. To be successful, these product candidates have to be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs. Our strategic partners’ current manufacturing facilities have the capacity to produce projected product requirements for the foreseeable future, but we will need to increase capacity if sales continue to grow. Our strategic partners may not be able to expand capacity or to produce additional product requirements on favorable terms. Moreover, delays associated with securing additional manufacturing capacity may reduce our revenues and adversely affect our business and financial position. There can be no assurance that we will be able to meet increased demand over time.

We are subject to the risk of product liability claims, for which we may not have or be able to obtain adequate insurance coverage.

The sale and use of our products, in particular our biopharmaceutical products, involve the risk of product liability claims and associated adverse publicity. Our risks relate to human participants in our clinical trials, who may suffer unintended consequences, as well as products on the market whereby claims might be made directly by patients, healthcare providers or pharmaceutical companies or others selling our products. We manage our liability risks by means of insurance. We maintain liability insurance covering our liability for our pre-clinical and clinical studies and for our pharmaceutical products already marketed. However, we may not have or be able to obtain or maintain sufficient and affordable insurance coverage, including coverage for potentially very significant legal expenses, and without sufficient coverage any claim brought against us could have a materially adverse effect on our business, financial condition or results of operations.

Our business involves the use of hazardous materials which requires us to comply with environmental regulation.

Our discovery and development processes involve the controlled use of hazardous and radioactive materials. We are subject to federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could exceed our resources. We may not be adequately insured against this type of liability. We may be required to incur significant costs to comply with environmental laws and regulations in the future, and our operations, business or assets may be materially adversely affected by current or future environmental laws or regulations.

Legislative actions, new accounting pronouncements and higher insurance costs are likely to impact our future financial position or results of operations.

Changes in financial accounting standards or implementation of accounting standards may cause adverse, unexpected revenue or expense fluctuations and affect our financial position or results of operations. New pronouncements and varying interpretations of pronouncements have occurred with greater frequency and are expected to occur in the future, and we may make or be required to make changes in our accounting policies in the future. Compliance with changing regulations of corporate governance and public disclosure, notably with respect to internal controls over financial reporting, may result in additional expenses. Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for companies such as ours, and insurance costs are increasing as a result of this uncertainty.

We may incur losses associated with foreign currency fluctuations.

Our operations are in many instances conducted in currencies other than the U.S. dollar (principally Euros) and we hold a significant portion of our cash, cash equivalents and debt in other currencies (principally Canadian dollars), and fluctuations in the value of foreign currencies relative to the Canadian dollar could cause us to incur currency exchange losses.

We may not be able to successfully integrate acquired businesses.

Future acquisitions may not be successfully integrated. The failure to successfully integrate the personnel and operations of businesses which we may acquire in the future with ours could have a material adverse effect on our operations and results.

Risks Related to the Securities

Our share price may be volatile, and an investment in Common Shares and/or Warrants could suffer a decline in value.

Our Common Shares are listed and traded only on the TSX and NASDAQ. Our valuation and share price since the beginning of trading after our initial listings, first in Canada and then in the U.S., have had no meaningful relationship to current or historical financial results, asset values, book value or many other criteria based on conventional measures of the value of shares. The market price of our Securities will fluctuate due to various factors including:

•	clinical and regulatory developments regarding our product candidates;

•	delays in our anticipated development or commercialization timelines;

•	developments regarding current or future third-party collaborators;

•	other announcements by us regarding technological, product development or other matters;

•	arrivals or departures of key personnel;

•	government regulatory action affecting our product candidates and our competitors’ products in the U.S., Canada and other countries;

•	developments or disputes concerning patent or proprietary rights;

•	actual or anticipated fluctuations in our revenues or expenses;

•	general market conditions and fluctuations for the emerging growth and biopharmaceutical market sectors; and

•	economic conditions in the U.S., Canada or abroad.

Our listing on both the TSX and NASDAQ may increase price volatility due to various factors including: different ability to buy or sell our Securities; different market conditions in different capital markets; and different trading volume.

In the past, following periods of large price declines in the public market price of a company’s securities, securities class action litigation has often been initiated against that company. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which would adversely affect our business. Any adverse determination in litigation could also subject us to significant liabilities.

Our largest shareholders have influence over our business and corporate matters, including those requiring shareholder approval. This could delay or prevent a change in control. Sales of Common Shares by such shareholders could have an impact on the market price of the Securities.

Our largest shareholders have influence over our business and corporate matters, including those requiring shareholder approval. This could delay or prevent a change in control. Sales of Common Shares by such shareholders could have an impact on the market price of the Securities.

We do not intend to pay dividends in the near future.

To date, we have not declared or paid any dividends on our Common Shares. We currently intend to retain our future earnings, if any, to finance further research and the expansion of our business. As a result, the return on an investment in Securities will, for the foreseeable future, depend upon any future appreciation in value. There is no guarantee that Securities will appreciate in value or even maintain the price at which shareholders have purchased their Securities.

Risks Related to the Issuance of Securities under this Prospectus

An active market may not develop for the Warrants, which may hinder your ability to liquidate your investment.

Each issuance of the Warrants will be a new issue of securities with no established trading market, and we do not currently intend to list them on any securities exchange. A dealer may intend to make a market in the Warrants after their issuance pursuant to this Prospectus; however, a dealer may not be obligated to do so and may discontinue such market-making at any time. As a result, we cannot assure you that an active trading market will develop for any series of the Warrants. In addition, subsequent to their initial issuance, the Warrants may trade at a discount to their initial offering price, depending upon the value of the underlying Common Shares, which in turn depends on our prospects or the prospects for companies in our industry generally and other factors, including those described herein.

A large number of Common Shares may be issued and subsequently sold upon the exercise of the Warrants. The sale or availability for sale of these Securities may depress the price of our Common Shares.

The number of Common Shares that will be initially issuable upon the exercise of Warrants will be determined by the particular terms of each issue of Warrants and will be described in the relevant Prospectus Supplement. To the extent that purchasers of Warrants sell Common Shares issued upon the exercise of the Warrants, the market price of our Common Shares may decrease due to the additional selling pressure in the market. The risk of dilution from issuances of Common Shares underlying the Warrants may cause shareholders to sell their Common Shares, which could further contribute to any decline in the Common Share price.

The sale of Common Shares issued upon exercise of the Warrants could encourage short sales by third parties which could further depress the price of the Common Shares.

Any downward pressure on the price of Common Shares caused by the sale of Common Shares issued upon the exercise of the Warrants could encourage short sales by third parties. In a short sale, a prospective seller borrows Common Shares from a shareholder or broker and sells the borrowed Common Shares. The prospective seller hopes that the Common Share price will decline, at which time the seller can purchase Common Shares at a lower price for delivery back to the lender. The seller profits when the Common Share price declines because it is purchasing Common Shares at a price lower than the sale price of the borrowed Common Shares. Such sales could place downward pressure on the price of our Common Shares by increasing the number of Common Shares being sold, which could further contribute to any decline in the market price of our Common Shares.

We cannot predict the actual number of Common Shares that we will issue upon the exercise of the Warrants. The number of Common Shares that we will issue under the Warrants may depend on the market price of our Common Shares.

The actual number of Common Shares that we will issue upon the exercise of the Warrants is uncertain and will be determined, or made determinable, by the particular terms of each issue of Warrants and will be described in the relevant Prospectus Supplement. The number of Common Shares issuable upon the exercise of the Warrants may fluctuate based on the market price of our Common Shares. Holders of Warrants may receive more Common Shares if our Common Share price declines.

Future issuances of securities and hedging activities may depress the trading price of our Common Shares.

Any issuance of equity securities or securities convertible into or exchangeable for equity securities after the offering of Securities under this Prospectus, including the issuance of Common Shares upon the exercise of stock options and upon exercise of the Warrants, could dilute the interests of our existing shareholders, and could substantially decrease the trading price of our Common Shares. We may issue equity securities in the future for a number of reasons, including to finance our operations and business strategy, to satisfy our obligations upon the exercise of options or for other reasons. Our stock option plan generally permits us to have outstanding, at any given time, stock options that are exercisable for a maximum number of Common Shares equal to 10% of all then issued and outstanding Common Shares. As of August 13, 2007, there were:

•	53,179,470 Common Shares issued and outstanding; and

•	4,315,092 stock options outstanding.

In addition, the price of Securities could also be affected by possible sales of Securities by investors who view other investment vehicles as more attractive means of equity participation in us and by hedging or arbitrage trading activity that may develop involving our Securities. This hedging or arbitrage could, in turn, affect the trading price of our Securities.

USE OF PROCEEDS

Unless otherwise specified in a Prospectus Supplement, the net proceeds resulting from the issue of Securities will be used for the general corporate purposes of Æterna Zentaris, which may include development costs of our product pipeline. All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of our general funds. The amount of net proceeds to be used for any purpose will be described in the applicable Prospectus Supplement.

CHANGES IN LOAN AND CAPITAL STRUCTURE

Since June 30, 2007, there has been no material change in our loan and capital structure.

DESCRIPTION OF SHARE CAPITAL

Our authorized share capital structure consists of an unlimited number of shares of the following classes (all classes are without nominal or par value):

Common Shares.  Each Common Share carries the right to attend and vote at all meetings of shareholders, except meetings at which only shareholders of a specified class of shares are entitled to vote. Holders of Common Shares are entitled to receive dividends if, as and when declared by the directors, and to receive the remaining property of the Company upon any liquidation, dissolution or winding-up of the affairs of the Company, whether voluntary or involuntary.

Preferred Shares.  The First and Second Preferred Shares are issuable in series with rights and privileges specific to each class. The holders of Preferred Shares are generally not entitled to receive notice of or to attend or vote at meetings of shareholders.

On May 2, 2007, our shareholders approved, ratified and confirmed our Amended and Restated Shareholder Rights Plan Agreement dated March 5, 2007. A summary of our Amended and Restated Shareholder Rights Plan Agreement is included in our Management Information Circular dated March 9, 2007, which is incorporated by reference into this Prospectus, and a copy of the agreement has been filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com.

DESCRIPTION OF WARRANTS

Warrants may be offered separately or together with Common Shares. Each series of Warrants will be issued under a separate warrant agreement to be entered into between us and one or more banks or trust companies acting as warrant agent. The applicable Prospectus Supplement will include details of the warrant agreements covering the Warrants being offered. The warrant agent will act solely as our agent and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants.

The particular terms of each issue or series of Warrants will be described in the related Prospectus Supplement. This description will include, where applicable:

•	the designation and aggregate number of Warrants offered;

•	the price at which the Warrants will be offered;

•	the currency or currency unit in which the Warrants are denominated;

•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

•	the number of Common Shares that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which that amount of Common Shares may be purchased upon exercise of each Warrant;

•	if offered in conjunction with the Common Shares, the number of Warrants that will be offered with each Common Share;

•	the date or dates, if any, on or after which the Warrants and the related Common Shares will be transferable separately;

•	the minimum or maximum amount, if any, of Warrants that may be exercised at any one time;

•	whether the Warrants will be subject to redemption or call, and, if so, the terms of such redemption or call provisions; and

•	any other terms, conditions and rights (or limitations on such rights) of the Warrants.

We reserve the right to set forth in a Prospectus Supplement specific terms of the Warrants that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Warrants described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Warrants.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement will describe certain Canadian federal income tax consequences to an investor of acquiring any Securities offered thereunder, including, for investors who are non-residents of Canada, whether the payments of dividends (or any other amounts) on the Securities, if any, will be subject to Canadian non-resident withholding tax.

The applicable Prospectus Supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code), including, to the extent applicable, any such consequences relating to Securities payable in a currency other than the U.S. dollar, issued at an original issue discount for U.S. federal income tax purposes or containing early redemption provisions or other special items.

PLAN OF DISTRIBUTION

We may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and we may also sell the Securities to one or more purchasers directly or through agents. Securities may be sold from time to time in one or more transactions at a fixed price or prices, or at non-fixed prices.

If offered on a non-fixed price basis, the Securities may be offered at prevailing market prices at the time of sale or at prices to be negotiated with purchasers. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. Consequently, any dealer’s overall compensation will increase or decrease by the amount by which the aggregate price paid for the Securities by the purchasers exceeds or is less than the gross proceeds paid by the dealers, acting as principals, to us.

If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to us.

A Prospectus Supplement will identify each underwriter, dealer or agent engaged by us, as the case may be, in connection with the offering and sale of a particular issue of Securities, and will also set forth the terms of the offering, including the public offering price (or the manner of determination thereof if offered on a non-fixed price basis), the proceeds to us and any compensation payable to the underwriters, dealers or agents.

Under agreements which may be entered into by Æterna Zentaris, underwriters, dealers and agents who participate in the distribution of the Securities may be entitled to indemnification by us against certain liabilities, including liabilities arising out of any misrepresentation in this Prospectus and the documents incorporated by reference herein, other than liabilities arising out of any misrepresentation made by underwriters, dealers or agents who participate in the offering of the Securities.

Each issue of Warrants will be a new issue of securities with no established trading market. In connection with any offering of Securities, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize or maintain the market price of the Securities of such series or issue at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. Any underwriters, dealers or agents to or through whom Securities are sold by us for public offering and sale may make a market in the Securities, but such underwriters, dealers or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that a trading market in the Securities of any series or issue will develop or as to the liquidity of any such trading market for the Securities.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement relating to any offering of Securities, certain legal matters relating to the offering of the Securities will be passed upon for us by Ogilvy Renault LLP, Montreal, Canada. In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents with respect to matters of Canadian and U.S. law.

The partners and associates of Ogilvy Renault LLP as a group beneficially own, directly or indirectly, less than 1% of our outstanding securities.

AUDITORS

Our auditors are PricewaterhouseCoopers LLP, Chartered Accountants, who have prepared an independent auditors’ report dated March 2, 2007, except as to Note 24(g) and (h), which is as of September 17, 2007, in respect of our consolidated financial statements with accompanying notes as at December 31, 2006 and 2005 and for each of the years in the three-year period ended December 31, 2006. PricewaterhouseCoopers LLP has advised that they are independent within the meaning of the Rules of Professional Conduct of the Ordre des comptables agréés du Québec and the rules and regulations of the SEC.

RECONCILIATION TO U.S. GAAP

Our audited annual consolidated balance sheets as at December 31, 2006 and 2005 and our audited annual consolidated statements of operations, deficit, other capital and cash flows for each of the years in the three-year period ended December 31, 2006, including the notes thereto as filed with the Canadian securities regulatory authorities on September 19, 2007 (included as Exhibit 99.2 to our Annual Report on Form 40-F filed with the SEC on March 23, 2007 and subsequently amended on September 19, 2007), and included as Exhibit 4.2 to the registration statement on Form F-10 of which this Prospectus forms part, were prepared in accordance with Canadian GAAP that differ in some respects from U.S. GAAP. The Company has reconciled its financial results for significant differences between Canadian GAAP and U.S. GAAP in accordance with the instructions of Item 18 of SEC Form 20-F as set out in Note 24 to the Company’s audited annual consolidated financial statements as at and for the year ended December 31, 2006.

Our unaudited interim consolidated financial statements for the six months ended June 30, 2007, including the notes thereto, incorporated by reference from our Form 6-K furnished to the SEC on August 16, 2007, and included as Exhibit 4.5 to the registration statement on Form F-10 of which this Prospectus forms part, were prepared in accordance with Canadian GAAP. Financial statement readers should understand that there are certain significant differences between Canadian GAAP and U.S. GAAP. In order to facilitate the understanding of the differences that would have arisen had these financial statements been presented in accordance with U.S. GAAP, refer to Note 24 of our audited annual consolidated financial statements as of and for the year ended December 31, 2006. In addition, financial statement readers should refer to Note 2 to our unaudited interim consolidated financial statements for the six months ended June 30, 2007 that describes Canadian GAAP accounting changes that have been adopted by the Company during that period. The adoption of these accounting policies by the Company is not expected to result in any additional significant differences in 2007 between Canadian GAAP and U.S. GAAP.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

PART II
INFORMATION NOT REQUIRED TO BE DELIVERED
TO OFFEREES OR PURCHASERS
Indemnification of Directors and Officers
     Under Section 124 of the Canada Business Corporations Act, the Registrant may indemnify a present or former director or officer of the Registrant or another individual who acts or acted at the Registrant’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Registrant or other entity. The Registrant may not indemnify an individual unless the individual (i) acted honestly and in good faith with a view to the best interests of the Registrant or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Registrant’s request, and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was lawful. Such indemnification may be made in connection with an action by or on behalf of the Registrant or other entity to procure a judgment in its favor only with court approval. A director or officer is entitled to indemnification from the Registrant as a matter of right if he or she was not judged by the Court or other competent authority to have committed any fault or omitted to do anything that he or she ought to have done and fulfilled the conditions set forth above. The Registrant may advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to above. The individual shall repay the moneys if he or she does not fulfill the conditions set forth above to qualify for indemnification.
     In accordance with provisions of the Canada Business Corporations Act described above, the by-laws of the Registrant provide that the Registrant shall indemnify a director or officer of the Registrant, a former director or officer of the Registrant or a person who acts or acted at the Registrant’s request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, losses, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such person in respect of any civil, criminal or administrative action or proceeding to which such person is made a party by reason of being or having been a director or officer of the Registrant or such body corporate, if: (a) the person acted honestly and in good faith with a view to the best interests of the Registrant and (b) in the case of criminal or administrative action or proceeding that is enforced by a monetary penalty, the person had reasonable grounds for believing that their conduct was lawful. The Registrant may indemnify from time to time any director or other person who has assumed or is about to assume in the normal course of business any liability for the Registrant or for any corporation controlled by the Registrant, and to secure such director or other person against any loss by the pledge of all or part of the movable or immovable property of the Registrant through the creation of a hypothec or any other real right in all or part of such property or in any other manner.
     The by-laws of the Registrant provide that the Registrant may, to the extent permitted by the Canada Business Corporations Act, purchase and maintain insurance for the benefit of any person referred to above against any such liability as the board of directors may from time to time determine.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Exhibits
See Exhibit Index beginning on page E-1.

II-1

PART III
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
Item 1.   Undertaking
     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-10 or to transactions in said securities.
Item 2.   Consent to Service of Process
     At the time of filing of this Registration Statement on Form F-10, the Registrant filed with the Commission a written irrevocable consent and power of attorney on Form F-X.
     Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of this Registration Statement.

III-1

SIGNATURES
     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing and has duly caused this Amendment No. 1 to its Registration Statement on Form F-10 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Quebec, Province of Quebec, Canada, on September 27, 2007.

Æterna Zentaris Inc.
By:	/s/ David J. Mazzo
	Name:	David J. Mazzo
	Title:	President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act, this Amendment No. 1 to the Registrant’s Registration Statement on Form F-10 has been signed by the following persons in the capacities indicated below on September 27, 2007.

Signature	Title

/s/ David J. Mazzo David J. Mazzo	Director and President and Chief Executive Officer (Principal Executive Officer)
* Dennis Turpin	Senior Vice President and Chief Financial Officer (Principal Financial Officer)
* Mario Paradis	Senior Vice President, Administrative and Legal Affairs, and Corporate Secretary (Principal Accounting Officer)

III-2

Signature	Title

* Jürgen Ernst	Director and Chairman of the Board
* Marcel Aubut	Director
* Stormy Byorum	Director
* José P. Dorais	Director
* Jürgen Engel	Director and Executive Vice President and Chief Scientific Officer
* Pierre Laurin	Director
* Gérard Limoges	Director
* Pierre MacDonald	Director
* Gerald J. Martin	Director

*	By:	/s/ David J. Mazzo
David J. Mazzo
as attorney-in-fact
AUTHORIZED REPRESENTATIVE
     Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this Amendment No. 1 to the Registrant’s Registration Statement on Form F-10, solely in the capacity of the duly authorized representative of Æterna Zentaris Inc. in the United States, on September 27, 2007.

Æterna Zentaris, Inc.
By:	/s/ David J. Mazzo
	Name:	David J. Mazzo
	Title:	President and Chief Executive Officer

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EXHIBIT INDEX

Exhibit
Number	Description
4.1	Annual Information Form of Æterna Zentaris Inc., dated March 23, 2007, for the year ended December 31, 2006 (included as Exhibit 99.1 to Æterna Zentaris Inc.’s annual report on Form 40-F filed with the SEC on March 23, 2007 and subsequently amended on September 19, 2007)

4.2	Audited consolidated balance sheets of Æterna Zentaris Inc. as at December 31, 2006 and 2005 and audited consolidated statements of operations, deficit, other capital and cash flows for each of the years in the three-year period ended December 31, 2006, together with the report thereon dated March 2, 2007, except as to Note 24(g) and (h), which is as of September 17, 2007 of Æterna Zentaris Inc.’s independent auditors PricewaterhouseCoopers LLP as filed with the Canadian securities regulatory authorities on September 19, 2007 (included as Exhibit 99.2 to Æterna Zentaris Inc.’s Annual Report on Form 40-F filed with the SEC on March 23, 2007 and subsequently amended on September 19, 2007)

4.3	Management’s Discussion and Analysis for the year ended December 31, 2006, dated March 2, 2007 as filed with the Canadian securities regulatory authorities on September 19, 2007 (included as Exhibit 99.4 to Æterna Zentaris Inc.’s Annual Report on Form 40-F filed with the SEC on March 23, 2007 and subsequently amended on September 19, 2007)

4.4	Management Information Circular dated March 9, 2007 in connection with Æterna Zentaris Inc.’s annual meeting of shareholders held on May 2, 2007 (included as Exhibit 99.5 to Æterna Zentaris Inc.’s annual report on Form 40-F filed with the SEC on March 23, 2007 and subsequently amended on September 19, 2007)

4.5	Unaudited interim consolidated financial statements of Æterna Zentaris Inc. for the six-month period ended June 30, 2007 (furnished to the SEC on Form 6-K on August 16, 2007)

4.6	Management’s Discussion and Analysis of Financial Conditions and Results of Operations of Æterna Zentaris Inc. for the six-month period ended June 30, 2007 (furnished to the SEC on Form 6-K on August 16, 2007)

4.7	Material Change Report of Æterna Zentaris Inc. dated January 8, 2007 announcing that Æterna Zentaris Inc. had effected the distribution in kind to its shareholders of 11,052,996 subordinate voting shares in the capital of Atrium Biotechnologies Inc. (which has been since renamed Atrium Innovations Inc.) (furnished to the SEC on Form 6-K on January 24, 2007)

4.8	Material Change Report of Æterna Zentaris Inc. dated February 13, 2007 announcing the restatement of its unaudited interim consolidated financial statements for the third quarter and nine-month period ended September 30, 2006 (included as Exhibit 1 to a Form 6-K furnished to the SEC on February 14, 2007)

4.9	Material Change Report of Æterna Zentaris Inc. dated March 27, 2007 announcing the appointment of David J. Mazzo Ph.D as its President and Chief Executive Officer (furnished to the SEC on Form 6-K on March 28, 2007)

5.1	Consent of PricewaterhouseCoopers LLP, independent auditors

5.2	Consent of Ogilvy Renault LLP

6.1	Powers of Attorney (previously filed)

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